Exhibit 99.12

March 29, 2018

CONSENT OF CHRISTOPHER DAVIS

United States Securities and Exchange Commission

In connection with Wheaton Precious Metals Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2017 (the ‘Annual Report’), I, Christopher Davis, hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration Statement on Form S-8 (File No. 333-128128), Form F-10 (File No. 333-217183) and Form F-3D (File No. 333-194702), of the following:

1.	“Salobo Copper-Gold Mine Carajás, Pará State, Brazil – Technical Report” that has an effective date of December 31, 2017

Yours truly,

/s/ Christopher Davis
Chris Davis, M.Sc., P. Geo.